                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            MCCLAIN INDUSTRIES, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                  579487 10 9
                     (CUSIP Number of Class of Securities)

                             Robert J. Gordon, Esq.
                          Jaffe, Snider, Raitt & Heuer
                            Professional Corporation
                                   Suite 2400
                              One Woodward Avenue
                            Detroit, Michigan  48226
                                 (313) 961-8380
                 (Name, address and telephone number of persons
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                               December 20, 1995
            (Date of Event which Requires Filing of this Statement)
================================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              No Exhibits Required

                               Page 1 of 5 Pages

                                  SCHEDULE 13D


CUSIP NO. 579487 10 9

1.   NAME OF REPORTING PERSON

                          Robert J. Gordon, Trustee

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                       (a)  ___ (b) _X__

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

                       OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

                       [  ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                       UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                       7.   SOLE VOTING POWER       790,243
                       --------------------------------------
NUMBER OF SHARES
BENEFICIALLY           8.   SHARED VOTING POWER           0
OWNED BY EACH          --------------------------------------
REPORTING PERSON
WITH                   9.   SOLE DISPOSITIVE POWER  790,243
                       --------------------------------------

                       10.  SHARED DISPOSITIVE POWER      0
                       --------------------------------------

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     790,243 (REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SUCH
     SHARES)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [  ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

                       16.63%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                       IN

                               Page 2 of 5 Pages

1.   SECURITY AND ISSUER.

     This Statement relates to the common stock, no par value (the "Common Stock") of McClain Industries, Inc. (the "Issuer"), whose principal executive offices are 6200 Elmridge Road, Sterling Heights, Michigan 48310.


2.   IDENTITY AND BACKGROUND.

     This Statement is filed by Robert J. Gordon, Trustee of the following 16 trusts (collectively, the "Trusts"): Lisa L. McClain Pfeil Irrevocable Trust f/b/o Lisa L. Pfeil u/t/a 10/19/94, Kenneth D. McClain Irrevocable Trust f/b/o Cheryl L. Adamczyk u/t/a 12/22/94, Kenneth D. McClain Irrevocable Trust f/b/o Kelly L. Adamczyk u/t/a 12/22/94, Kenneth D. McClain Irrevocable Trust f/b/o Michael S. McManus u/t/a 12/22/94, Kenneth D. McClain Irrevocable Trust f/b/o Terrence A. McManus u/t/a 12/22/94, Robert W. McClain Irrevocable Trust f/b/o Mitchell D. McClain u/t/a 12/28/94, Robert M. McClain Irrevocable Trust f/b/o Robert M. McClain u/t/a 8/4/95, Mark E. McClain Irrevocable Trust f/b/o Mark E. McClain u/t/a 11/16/95, Robert W. McClain Irrevocable Trust f/b/o Robert M. McClain u/t/a 12/8/95, Robert W. McClain Irrevocable Trust f/b/o Mark E. McClain u/t/a 12/8/95, Robert W. McClain Irrevocable Trust f/b/o Michael K. McClain u/t/a 12/8/95, Kenneth D. McClain Irrevocable Trust f/b/o Lisa L. Pfeil u/t/a 12/9/96, Kenneth D. McClain Irrevocable Trust f/b/o Theresa M. Tuttle u/t/a 12/19/96, Kenneth D. McClain Irrevocable Trust f/b/o Paxton R. Pfeil u/t/a 6/2/97, Robert W. McClain Irrevocable Trust f/b/o Briana N. McClain u/t/a 12/1/97, and Robert W. McClain Irrevocable Trust f/b/o Riley J. McClain u/t/a 12/19/97. Mr. Gordon is an attorney with Jaffe, Raitt, Heuer & Weiss, Professional Corporation, whose address is One Woodward Avenue, Suite 2400, Detroit, Michigan 48226, which is also Mr. Gordon's business address. Mr. Gordon has not been involved in any proceedings during the past five (5) years relating to any federal or state securities laws. Mr. Gordon is a citizen of the United States of America.

3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All securities held in the name of any of the Trusts were gifted to such trust by its grantor or others.

4.   PURPOSE OF TRANSACTION.

     The Trusts were created to gift securities of the Issuer to various family members. Mr. Gordon has no plans other than to hold such securities pursuant to the terms of the Trusts for their respective beneficiaries.

5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) 790,243 shares, or 16.63%, of the outstanding common stock of the Issuer, as to which Mr. Gordon disclaims beneficial ownership.

     (b) Robert Gordon, as trustee of the respective Trusts, has sole power to vote and dispose of all of the shares referenced in clause
           (a) to benefit the respective beneficiaries.


                               Page 3 of 5 Pages

      (c) The following table reflects the name of the Trust Grantor, the name of the Trust Beneficiary, the number of shares, and the date of transfer of securities of the Issuer to the Trusts. All such transfers were gifts from the Grantor or another family member to the respective Trusts.


GRANTOR             BENEFICIARY          NO. OF SHARES  DATE OF GIFT
-------             -----------          -------------  ------------
Lisa L. Pfeil       Lisa L. Pfeil           228,24        10/25/94
Kenneth D. McClain  Cheryl L. Adamczyk       1,000        12/30/94
Kenneth D. McClain  Kelly L. Adamczyk        1,000        12/30/94
Kenneth D. McClain  Michael S. McManus       1,000        12/30/94
Kenneth D. McClain  Terrence A. McManus      1,000        12/30/94
Robert W. McClain   Mitchell D. McClain        949        12/30/94
Kenneth D. McClain  Cheryl L. Adamczyk         333        3/30/95
Kenneth D. McClain  Kelly L. Adamczyk          333        3/30/95
Kenneth D. McClain  Michael S. McManus         333        3/30/95
Kenneth D. McClain  Terrence A. McManus        333        3/30/95
Robert W. McClain   Mitchell D. McClain        316        3/30/95
Lisa L. Pfeil       Lisa L. Pfeil           76,274        3/31/95
Robert M. McClain   Robert M. McClain      179,814         8/4/95
Mark E. McClain     Mark E. McClain        179,814        11/16/95
Kenneth D. McClain  Cheryl L. Adamczyk         500        12/8/95
Kenneth D. McClain  Kelly L. Adamczyk          500        12/8/95
Kenneth D. McClain  Michael S. McManus         500        12/8/95
Kenneth D. McClain  Terrence A. McManus        500        12/8/95
Robert W. McClain   Mitchell D. McClain      4,705        12/8/95
Robert W. McClain   Robert M. McClain        4,705        12/8/95
Robert W. McClain   Mark E. McClain          4,705        12/8/95
Robert W. McClain   Michael K. McClain       4,705        12/8/95
Kenneth D. McClain  Cheryl L. Adamczyk         500        12/15/95
Kenneth D. McClain  Kelly L. Adamczyk          500        12/15/95
Kenneth D. McClain  Michael S. McManus         500        12/15/95
Kenneth D. McClain  Terrence A. McManus        500        12/15/95
Robert W. McClain   Robert M. McClain        4,800        1/16/96
Robert W. McClain   Mark E. McClain          4,800        1/16/96
Robert W. McClain   Michael K. McClain       4,800        1/19/96
Robert W. McClain   Mitchell D. McClain      4,800        1/19/96
Kenneth D. McClain  Lisa L. Pfeil            3,400        12/9/96
Kenneth D. McClain  Theresa M. Tuttle        1,000        12/9/96
Kenneth D. McClain  Cheryl L. Adamczyk       1,000        12/9/96
Kenneth D. McClain  Kelly L. Adamczyk        1,000        12/9/96
Kenneth D. McClain  Michael S. McManus       1,000        12/9/96
Kenneth D. McClain  Terrence A. McManus      1,000        12/9/96
Robert W. McClain   Robert M. McClain        3,500         1/2/97
Robert W. McClain   Mark E. McClain          3,500         1/2/97
Robert W. McClain   Michael K. McClain       3,500         1/2/97
Robert W. McClain   Mitchell D. McClain      3,500         1/2/97
Kenneth D. McClain  Paxton McClain          25,000         6/2/97

                               Page 4 of 5 Pages

Kenneth D. McClain  Lisa L. Pfeil            2,000        12/19/97
Kenneth D. McClain  Theresa M. Tuttle        1,000        12/19/97
Kenneth D. McClain  Cheryl L. Adamczyk       1,000        12/19/97
Kenneth D. McClain  Kelly L. Adamczyk        1,000        12/19/97
Kenneth D. McClain  Michael S. McManus       1,000        12/19/97
Kenneth D. McClain  Terrence A. McManus      1,000        12/19/97
Robert W. McClain   Briana N. McClain        4,000        12/19/97
Robert W. McClain   Riley J. McClain         4,000        12/19/97

     (d) Not applicable.

     (e) Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     There are no contracts, arrangements, understandings or relationships, (legal or otherwise) among Robert J. Gordon and any person with respect to any securities of the Issuer, including but not limited to, transfer of voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies.

7.   MATERIAL TO BE FILED AS EXHIBITS.

     None

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/  ROBERT J. GORDON
                                --------------------------------------
                                             Robert J. Gordon


DATED: January 8, 1997






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